FIRM and AFFILIATE OFFICES

NEW YORK
LONDON
SHELTON M. VAUGHAN	SINGAPORE
DIRECT DIAL: 713.402.3906	LOS ANGELES
PERSONAL FAX: 713.583.9179	CHICAGO
E-MAIL: SMVaughan@duanemorris.com	HOUSTON
HANOI
www.duanemorris.com	PHILADELPHIA
SAN DIEGO
May 13, 2011	SAN FRANCISCO
BALTIMORE
BOSTON
WASHINGTON, DC
LAS VEGAS
ATLANTA
MIAMI
PITTSBURGH
NEWARK
BOCA RATON
WILMINGTON
PRINCETON
LAKE TAHOE
HO CHI MINH CITY
VIA EDGAR
Mr. Mark C. Shannon
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2010 File No. 001-13926
Dear Mr. Shannon:
     On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter are (i) the Company’s memorandum of response to the comment letter, dated April 21, 2011 (the “Comment Letter”), from the staff of the Division of Corporation Finance to the Company and (ii) the written acknowledgement from the Company requested by the Comment Letter.
     If you have any questions or comments concerning this matter, please contact me.

Very truly yours,

/s/ Shelton M. Vaughan

Shelton M. Vaughan
smv
Attachments
cc: William C. Long, Esq.
Senior Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.

Duane Morris llp

1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166 DM3\1791571.1	PHONE: 713.402.3900 FAX: 713.402.3901

DIAMOND OFFSHORE DRILLING, INC.
(the “Company”)

Memorandum of Response
to
Comments of the Securities and Exchange Commission
regarding
the Company’s
Form 10-K for the fiscal year ended December 31, 2010
Filed February 25, 2011
(File No. 001-13926)
May 13, 2011

General
     This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated April 21, 2011 concerning our Form 10-K for the fiscal year ended December 31, 2010 (File No. 001-13926) (the “2010 Form 10-K” or the “Report”).
     The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.

Response to Staff Comments
Form 10-K for the fiscal year ended December 31, 2010
Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Critical Accounting Estimates, page 26
1.	In connection with your impairment review of seven cold stacked rigs, we note that you “consider” the impact of a 5% reduction in assumed day rates. Your disclosure is not clear on how you actually utilize this additional analysis. Please clarify whether you would record an impairment if one existed under the additional analysis. If an impairment would not be recorded, tell us the results of the additional analysis.

Response: The additional analysis utilizing the 5% reduction in assumed dayrates is our sensitivity analysis responsive to Section V of SEC Release No.: 34-48960. We would not record an impairment based solely upon our sensitivity analysis. As required by ASC 360-35-21, we test our rigs for recoverability when changes in circumstances indicate that a rig’s carrying amount may not be recoverable and we consider the cold stacking of a rig to be a change in circumstance requiring such test for recoverability. At December 31, 2010 we had seven cold stacked rigs for which we performed an impairment analysis. The aggregate net book value of our cold stacked rigs at December 31, 2010 was $78.0 million, or 1.8% of the total net book value of our rig fleet. As disclosed on page 26 in our 2010 Form 10-K, we used a probability weighted approach to arrive at our estimates of future cash flows. For each of our cold stacked rigs at December 31, 2010, the estimates of future cash flows exceeded the carrying values. Therefore, there was no indication of impairment. However, to test sensitivity, once the original analysis was completed for each rig, we reduced the assumed dayrates by 5% and prepared an additional cash flow estimate for each rig which also generated future cash flows in excess of the carrying values. We did not have an impairment at December 31, 2010 after preparing the additional analysis.

2.	Since 2004, you have indicated in filings that you consider “alternatively the impact of a 5% reduction in utilization ... as part of our [impairment] analysis.” Please tell us (i) why this disclosure was removed from your current year Form 10-K, (ii) whether it relates to a change in the way you test for impairment, and (iii) whether there would be an impairment as of December 31, 2010 assuming a 5% reduction in utilization.

Response: We did not change the way we tested for impairment in 2010. In response to an August 24, 2004 comment letter from the SEC we indicated that, prospectively, we would enhance our impairment analysis by considering the impact of a 5% reduction in assumed dayrates or, alternatively, a 5% reduction in utilization. We had no cold stacked rigs (or other impairment indicators) at year end 2004 or during the years 2005, 2006,

2007 and 2008. Thus no impairment analyses were performed in those years. When we cold stacked three of our jack-up rigs in 2009, it became apparent that a reduction of utilization by 5% did not fit into our impairment model. Our impairment model consists of a matrix whereby we assign a probability of occurrence to five different utilization/dayrate scenarios. The sum total probability of occurrence is always equal to 100%. Each of the five utilization/dayrate scenarios in the matrix assumes that the rig will be actively working, warm stacked or cold stacked for a certain percentage of time during the remainder of each rig’s life with the aggregate utilization under each scenario equal to 100%. Therefore, while we may not reduce the utilization by 5% in our impairment model, we do consider various utilization reductions, as well as dayrate reductions, in determining the probability-weighted cash flow for use in impairment testing. Although our Form 10-K for the year ended December 31, 2009 continued to refer to an alternative analysis using a 5% reduction to utilization, in our 2010 Form 10-K for the year ended December 31, 2010, the disclosure was appropriately updated to eliminate that reference.

In response to the Staff’s comment, we propose to revise the disclosure in the second and third paragraphs under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Critical Accounting Estimates — Property, Plant and Equipment” prospectively, in our Form 10-K for the fiscal year ending December 31, 2011, or as may be required in our quarterly reports on Form 10-Q, substantially as set forth below (the new or modified language is underlined for ease of reference).
We evaluate our property and equipment for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable (such as cold stacking a rig or excess spending over budget on a new-build or major rig upgrade). We utilize a probability-weighted cash flow analysis in testing an asset for potential impairment. Our assumptions and estimates underlying this analysis may include the following:
•	dayrate by rig;

•	utilization rate by rig (expressed as the actual percentage of time per year that the rig would be used);

•	the per day operating cost for each rig if active, ready-stacked or cold-stacked;

•	the estimated maintenance, inspection or other costs associated with a rig returning to work;

•	salvage value for each rig; and

•	estimated proceeds that may be received on disposition of the rig.

Based on these assumptions and estimates, we develop a matrix using several different utilization/dayrate scenarios, to each of which we have assigned a probability of occurrence. The sum of our utilization scenarios (which include active, warm stacked and cold stacked) and probability of occurrence scenarios both equal 100% in the aggregate. We further consider the impact of a 5% reduction in assumed dayrates for the cold-stacked rigs (holding all other assumptions and estimates in the model constant).
3.	Please clarify for us how you determined that a 5% reduction in assumed day rates for the cold-stacked rigs was an appropriate manner and threshold for the additional testing of your impairment analysis. In addition, on page 24 you state that “as utilization rates decrease, dayrates tend to decrease as well.” Please clarify for us how you take this correlation into account in your analysis.

Response: We believe our impairment analysis is robust without the 5% assumed reduction in dayrates as the impairment model incorporates a matrix of five different utilization/dayrate scenarios, to each of which we have assigned a probability of occurrence. However, we decided to further enhance our analysis by also considering the impact of a 5% dayrate reduction to be responsive to Section V of SEC Release No.: 34-48960 and its requirement to analyze sensitivity to change.

We incorporate the concept of “lower dayrates, lower utilization” into our impairment model via the matrix with five different utilization/dayrate scenarios. In the utilization percentage matrix, when dayrates are lower we assume that the rig will be warm stacked and/or cold stacked a greater percentage of the time.

4.	Your disclosure that “management’s assumptions are an inherent part of our asset impairment evaluation and the use of different assumptions could produce results that differ from those reported” appears to boilerplate. Please tell us how you have considered the guidance in Section V of SEC Release No.: 34-48960 in preparing your disclosure.

Response: To comply with the guidance in Section V of SEC Release No.: 34-48960 as it relates to our asset impairment analysis, we provide a detailed listing of each of the assumptions and estimates included in our probability weighted cash flow estimate and, in addition, alert the reader that these assumptions are based on management’s judgment. Further, to analyze sensitivity to change, we also reduce our assumed dayrates by 5% as discussed above.
Financial Statements, page 51
Consolidated Balance Sheets, page 53
5.	We note that Other Assets increased from $108,839,000 to $544,333,000, and that part of the increase is attributable to the $154,400,000 first installment of a new drillship. Please clarify for us the significant components that comprise the remaining portion of the increase in Other Assets.
Response: The significant components of Other Assets are as follows:

	December 31,	December 31,
	2010	2009
	(In thousands)
Deferred assets — intercompany rig sales	$264,042	$15,909
Drillship construction deposit	154,427	—
Deferred mobilization costs, noncurrent	92,754	62,320
Deferred arrangement fees — debt issuance	9,838	10,805
Long-term receivable — uncertain tax positions	7,036	6,472
Other	16,236	13,333

Total	$544,333	$108,839

The $248.1 million increase in Deferred assets — intercompany rig sales primarily resulted from the 2010 sale of certain of our rigs by one of our wholly owned domestic subsidiaries to another of our wholly foreign owned subsidiaries. The intercompany sale of the rigs increased our U.S. tax liability for 2010 by $290.3 million. In accordance with ASC 810-10-45-8, we recorded $290.3 million to another long term asset and we are amortizing the asset over the weighted average remaining lives of the rigs that were sold. No item included in Other Assets was in excess of 5% of Total Assets.
Note 1: General Information, page 58
Drilling and Other Property and Equipment, page 59
6.	We note that you capitalize replacements and betterments that meet certain criteria. Please clarify for us and in future annual filings the criteria that you utilize. In addition, we note on page 26 that you regard the judgments, assumptions and estimates related to capitalization of property, plant, and equipment as part of your most critical. To help us better understand your disclosure and accounting, please identify for us any material capitalized replacements and betterments that have involved significant judgment as to whether capitalization was appropriate.

Response: We capitalize replacements and betterments that, at a minimum, upgrade or increase the functionality of our existing drilling equipment and that have a minimum estimated useful life of three years or more. Significant judgment is involved in determining whether or not major repairs or overhauls to our existing equipment (valued in excess of $50,000), replacement of structural steel, etc. extend the life of our existing equipment (capital) or solely bring the equipment back to its original state, without adding to the service life or functionality of the equipment (expense). We consider these judgments, assumptions and estimates regarding the capitalization of property, plant and equipment as part of our most critical due to the volume and range of projects that are presented for potential capitalization during the year. We refer to the Staff’s Comment

No. 7 below, which indicates that since 2007, the amount annually attributable to our rig equipment replacement and enhancement programs is in excess of $300 million.

For example, during fiscal year 2010, we capitalized approximately $52.1 million relating to more than 400 projects that had a project cost greater than $50,000 but less than $500,000. These projects ranged from purchases of standalone equipment and critical spare parts and components, and downhole tools, to repairs, refurbishment of rig living quarters and extensive paint projects, among others.

In response to the Staff’s comment, we propose to clarify the disclosure in Note 1 under “Drilling and Other Property and Equipment” on page 59 of our 2010 Form 10-K prospectively, in our Form 10-K for the fiscal year ending December 31, 2011, substantially as set forth below (the new or modified language is underlined for ease of reference).
Drilling and Other Property and Equipment

Our drilling and other property and equipment are carried at cost. We charge maintenance and routine repairs to income currently while replacements and betterments, which upgrade or increase the functionality of our existing equipment and that have a minimum estimated useful life of three years or more, are capitalized. Costs incurred for major rig upgrades are accumulated in construction work-in-progress, with no depreciation recorded on the additions, until the month the upgrade is completed and the rig is placed in service. Upon retirement or sale of a rig, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our results of operations. Depreciation is recognized up to applicable salvage values by applying the straight-line method over the remaining estimated useful lives from the year the asset is placed in service. Drilling rigs and equipment are depreciated over their estimated useful lives ranging from three to 30 years.
In addition, we propose to clarify the disclosure in the first paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Critical Accounting Estimates — Property, Plant and Equipment” prospectively, in our Form 10-K for the fiscal year ending December 31, 2011, substantially as set forth below (the new or modified language is underlined for ease of reference).
Property, Plant and Equipment. We carry our drilling and other property and equipment at cost. Maintenance and routine repairs are charged to income currently while replacements and betterments, which upgrade or increase the functionality of our existing equipment and that have a minimum estimated useful life of three years or more, are capitalized. Depreciation is amortized up to applicable salvage values by applying the straight-line method over the remaining estimated useful lives. Our management makes judgments, assumptions and estimates regarding capitalization, useful lives and salvage values. Changes in these judgments, assumptions and estimates could produce results that differ from those reported.
Note 8: Drilling and Other Property and Equipment, page 70
7.	We note that you present drilling rigs and equipment on one line item. On page 41, you disclose that these items have useful lives ranging from three to 30 years. Given that drilling rigs and equipment appear to have substantially different useful lives, please tell us how you have considered separately presenting these items, as provided by ASC 360-10-50-1. Please similarly address the separate presentation of the amount attributable to your ongoing rig equipment replacement and enhancement programs, as discussed under capital expenditures on page 41, to the extent there are any significant items capitalized that would not be identified as either rig or equipment. We note you have historically referred to these programs and since 2007, the amount annually attributable to them is in excess of $300 million.

Response: As provided by ASC 360-10-50-1, major classes of depreciable assets may be aggregated based on nature or function. The caption “Drilling rigs and equipment” includes all assets necessary to perform contract drilling services, including the hull of the drilling rig (approximately 25-30 year life), surface drilling equipment (approximately 5-10 year life), downhole equipment (approximately 3 year life) and the subsea equipment (approximately 5-10 year life). We believe that this caption properly aggregates our drilling assets by function. In the capital expenditures discussion on page 43, we refer to approximately $320 million in capital expenditures related to our ongoing rig equipment replacement and enhancement programs and other corporate requirements. Historically, a substantial portion of these capital expenditures have been designated for our drilling rigs. Of the approximately $320 million in expected capital expenditures for 2011, we expect to spend approximately $306 million on drilling rigs and related equipment, approximately $9 million on land and buildings and approximately $5 million on office equipment and other.
Note 13: Income Taxes, page 76
8.	We note that it is your intention to indefinitely reinvest certain future earnings of Diamond Offshore International Limited, a wholly owned foreign subsidiary. Please tell us how you have considered the guidance in ASC 740-30-50-2 as it relates to disclosing the amount of unremitted earnings that have been indefinitely invested abroad. In addition, clarify for us and in future filings the impact, if any, to your liquidity and capital resources from these earnings being indefinitely invested abroad.

Response: In response to the Staff’s comment regarding disclosure under the guidance in ASC 740-30-50-2, we propose to revise the income tax footnote disclosure prospectively, in our Form 10-K for the fiscal year ending December 31, 2011, so that the first two paragraphs in Note 13 on page 76 of our 2010 Form 10-K would be revised to read substantially as set forth below (the new or modified language is underlined for ease of reference).
13. Income Taxes
     Our income tax expense is a function of the mix between our domestic and international pre-tax earnings or losses, as well as the mix of international tax jurisdictions in which we operate. Certain of our international rigs are owned and operated, directly or indirectly, by Diamond Offshore International Limited, or DOIL, a Cayman Islands subsidiary which we wholly own. It is our intention to indefinitely reinvest future earnings of DOIL and its foreign subsidiaries to finance foreign activities. Accordingly, we have not made a provision for U.S. income taxes on approximately $1.1 billion of undistributed foreign earnings and profits. Although we do not intend to repatriate the earnings of DOIL and have not provided U.S. income taxes for such earnings, these earnings could become subject to U.S. income tax if remitted, or if deemed remitted as a dividend; however, it is not practicable to estimate this potential tax liability.
In response to the Staff’s comment regarding the impact of earnings indefinitely invested abroad, we propose to revise the first paragraph of our disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Requirements” prospectively, beginning in our next Quarterly Report on Form 10-Q, substantially as set forth below (the new or modified language is underlined for ease of reference).
Liquidity and Capital Requirements
     Our liquidity and capital requirements are primarily a function of our working capital needs, capital expenditures and debt service requirements. We determine the amount of cash required to meet our capital commitments by evaluating the need to upgrade rigs to meet specific customer requirements, our ongoing rig equipment replacement and enhancement programs, and our obligations relating to the construction of our new drillships. As a result of our intention to indefinitely reinvest the earnings of our wholly owned subsidiary, DOIL, to finance our foreign activities, we do not expect such earnings to be available for distribution to our stockholders or to finance our domestic activities. However, we believe that the operating cash flows generated by and cash reserves of DOIL, and the operating cash flows available to and cash reserves of Diamond Offshore Drilling, Inc., will be sufficient to meet its respective working capital requirements and capital commitments over the next twelve months. We will, however, continue to make periodic assessments based on industry conditions and will adjust capital spending programs if required.